UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 9, 2023

Relativity Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41283	86-3244927
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o 3753 Howard Hughes Pkwy

Suite 200

Las Vegas, NV 89169

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (888) 710-4420

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of Class A common stock, and one redeemable warrant	RACYU	The Nasdaq Stock Market LLC

Class A Common Stock, par value $0.0001 per share	RACY	The Nasdaq Stock Market LLC

Redeemable warrants, each warrant exercisable for one share of Class A common stock at an exercise price of $11.50	RACYW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

On November 9, 2023, Relativity Acquisition Corp. (“Relativity”) issued a press release announcing that it had extended the date by which it has to consummate a business combination from November 15, 2023 to February 15, 2024 (the “Extension”). The Extension is the second of two three-month extensions permitted under Relativity’s governing documents. In accordance with Relativity Acquisition Sponsor LLC’s request and with Relativity’s governing documents, an aggregate amount of $1,000.00 from Relativity’s working capital was deposited into its trust account for its public stockholders on November 9, 2023. The Extension provides Relativity with additional time to complete its business combination.

As previously disclosed, on February 13, 2023, Relativity issued a press release announcing the execution of a definitive Business Combination Agreement (the “Transaction Agreement”) by and among (i) Relativity, (ii) Relativity Holdings Inc., a Delaware corporation and a wholly owned subsidiary of Relativity (“Pubco”), (iii) Relativity Purchaser Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (the “Merger Sub,” and the Merger Sub, collectively with Relativity and Pubco, the “Purchaser Parties”), (iv) SVES GO, LLC, a Florida limited liability company, SVES LLC, a Florida limited liability company, SVES CP LLC, a Florida limited liability company and SVES Apparel LLC, a Florida limited liability company (each, an “Operating Company” and collectively, the “Operating Companies” or “SVES”), (v) SVGO LLC, ESGO LLC, SV Apparel LLC and ES Business Consulting LLC (each, a “Seller” and collectively, the “Sellers”), (vi) Timothy J. Fullum and Salomon Murciano (each, a “Founder” and collectively, the “Founders”), (vii) Relativity Acquisition Sponsor, LLC, a Delaware limited liability company, in the capacity as the Purchaser Representative (the “Purchaser Representative”) and (viii) Timothy J. Fullum, in the capacity as the Seller Representative (the “Seller Representative”). The transactions contemplated by the Transaction Agreement are referred to herein as the “Business Combination.” Pursuant to the Transaction Agreement, subject to the terms and conditions set forth therein, (a) the Merger Sub will merge with and into Relativity, with Relativity surviving the merger as a wholly-owned subsidiary of Pubco, and (b) each Seller shall contribute all of its ownership interests in each Operating Company to Pubco in exchange for aggregate consideration in the amount of $632,000,000, to be paid in the common stock of Pubco valued at $10.00 per share of common stock.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Additional Information and Where to Find It

This report relates to the proposed Business Combination involving Relativity and SVES. This report may be deemed to be solicitation material in respect of the proposed Business Combination. Relativity and SVES intend to publicly file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to Relativity’s securities to be issued in connection with the proposed Business Combination, and a proxy statement of Relativity (the “Proxy Statement”), to be used at the meeting of Relativity’s stockholders to approve the proposed Business Combination and related matters. INVESTORS AND SECURITY HOLDERS OF RELATIVITY ARE URGED TO READ THE REGISTRATION STATEMENT, ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SVES, RELATIVITY AND THE PROPOSED BUSINESS COMBINATION. When available, the Proxy Statement contained in the Registration Statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Relativity as of a record date to be established for voting on the proposed Business Combination. Investors and security holders will also be able to obtain copies of the Registration Statement, including the Proxy Statement contained therein, and other documents containing important information about each of the companies filed with the SEC, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Relativity and SVES and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed Business Combination. Relativity stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Relativity in the final prospectus filed with the SEC on February 14, 2022, the Registration Statement and other relevant materials filed with the SEC in connection with the proposed Business Combination when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This report does not constitute an offer to sell or a solicitation of an offer to buy, or the solicitation of any vote or approval in any jurisdiction in connection with the proposed Business Combination between Relativity and SVES or any related transactions, nor shall there be any sale, issuance or transfer of securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful. Any offering of securities or solicitation of votes regarding the proposed Business Combination will be made only by means of a prospectus/proxy statement that complies with applicable rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and Securities Exchange Act of 1934, as amended, or pursuant to an exemption from the Securities Act or in a transaction not subject to the registration requirements of the Securities Act.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Generally, statements that are not historical facts in this report are forward-looking statements. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Relativity, SVES or the combined company expected to result from the proposed Business Combination (the “Combined Company”). Relativity’s and SVES’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “anticipate,” “believe,” “budget,” “continue,” “could,” “expect,” “estimate,” “forecast,” “future,” “intend,” “may,” “might,” “strategy,” “opportunity,” “plan,” “possible,” “potential,” “project,” “will,” “should,” “predict,” “scales,” “representative of,” “valuation,” or the negative of these terms, and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are based upon beliefs and assumptions and on information currently available to management of Relativity or SVES and that, while considered reasonable by Relativity, SVES or their respective managements, as the case may be, are subject to risks, uncertainties, and other factors that are inherently uncertain and subject to material change. There can be no assurance that future developments affecting Relativity or SVES will be those that it has anticipated. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Nothing in this report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this report, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Relativity and SVES. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Relativity and SVES and are difficult to predict, including general economic conditions and other risks, uncertainties and factors set forth in Relativity’s SEC filings. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the failure of SVES to find financing in connection with the proposed Business Combination; (3) the inability to consummate the proposed Business Combination in a timely manner or at all, including due to failure to obtain approval of the stockholders of Relativity or other conditions to the closing in the Business Combination Agreement, which may adversely affect the price of Relativity’s securities; (4) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the proposed Business Combination; (5) the risk that the proposed Business Combination may not be completed by Relativity’s proposed business combination deadline and the potential failure to obtain an extension of the proposed business combination deadline if sought by Relativity; (6) the ability to maintain the listing of Relativity’s securities on a national securities exchange; (7) the inability to obtain or maintain the listing of the Combined Company’s securities on The Nasdaq Stock Market following the proposed Business Combination; (8) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (9) the ability to recognize the anticipated benefits of the proposed Business Combination and to achieve its commercialization and development plans, and to identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of SVES to grow and manage growth economically and to hire and retain key employees; (10) costs related to the proposed Business Combination; (11) changes in applicable laws or regulations and SVES’ ability to comply with such laws and regulations; (12) the outcome of any legal proceedings that may be instituted against SVES or against Relativity related to the Business Combination Agreement or the proposed Business Combination; (13) the enforceability of SVES’ intellectual property, including its patents and the potential infringement on the intellectual property rights of others; (14) the risk of downturns in the highly competitive industry in which SVES operates; (15) the possibility that Relativity or SVES may be adversely affected by other economic, business, and/or competitive factors; and (16) other risks and uncertainties to be identified in the Registration Statement (when available) relating to the proposed Business Combination, including those under “Risk Factors” therein, and in other filings with the SEC made by Relativity or SVES. Relativity and SVES caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Readers are referred to the most recent reports filed with the SEC by Relativity. None of Relativity or SVES undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Title
99.1	Press Release, dated November 9, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Relativity Acquisition Corp.

	By:	/s/ Tarek Tabsh
		Name:	Tarek Tabsh
		Title:	Chief Executive Officer

Dated: November 9, 2023

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